Validus Holdings, Ltd.

29 Richmond Road

Pembroke, Bermuda HM 08

                                                                August 3, 2011

VIA EDGAR AND EMAIL TRANSMISSION

Perry Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-6010s

RE:	Transatlantic Holdings, Inc.
Schedule TO-T filed by Validus Holdings, Ltd.
Filed on July 25, 2011
File No. 005-41434

Validus Holdings, Ltd.
Registration Statement on Form S-4
Filed on July 25, 2011
File No. 333-175774

Dear Mr. Hindin:

In response to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 29, 2011 regarding the Registration Statement on Form S-4 and the Schedule TO filed by Validus Holdings, Ltd. (the “Company”) on July 25 2011, the Company hereby acknowledges that:

(1)                             the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)                           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VALIDUS HOLDINGS, LTD.

	By:	/s/ Joseph E. (Jeff) Consolino
		Name:	Joseph E. (Jeff) Consolino
		Title:	President and Chief Financial Officer

cc:	David L. Orlic, Esq. (Special Counsel, Office of Mergers and Acquisitions, Division of Corporate Finance)
Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)
Stephen F. Arcano, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Todd E. Freed, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Jon A. Hlafter, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)